SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding operational statistics for the year of 2022 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 17, 2023.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Operational Statistics for the Year of 2022
This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) in connection with certain matters relating to the operational statistics for 2022 of the Company.

Production	Unit	2022	2021	Change %
Oil and gas	mmboe	489.07	479.74	1.94
Crude Oil	mmbbls	280.86	279.76	0.39
China	mmbbls	250.79	249.60	0.48
Overseas	mmbbls	30.07	30.16	(0.30)
Natural Gas*	bcf	1,248.75	1,199.44	4.11

Refinery Throughput**	Million tonnes	242.27	255.28	(5.10)
Gasoline	Million tonnes	59.05	65.21	(9.45)
Diesel	Million tonnes	63.09	59.85	5.41
Kerosene incl. Jet Fuel	Million tonnes	18.01	21.15	(14.85)
Light Chemical Feedstock	Million tonnes	42.65	45.41	(6.08)

Ethylene	’000 tonnes	13,437	13,380	0.43
Synthetic Resins	’000 tonnes	18,544	18,999	(2.39)
Synthetic Fibers	’000 tonnes	1,112	1,357	(18.05)
Synthetic Rubbers	’000 tonnes	1,284	1,252	2.56

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	162.56	171.31	(5.11)
Retail	Million tonnes	106.91	114.30	(6.47)
Direct sales & Distribution	Million tonnes	55.65	57.01	(2.39)

Notes:

*	1 cubic meter = 35.31 cubic feet
**	1 tonne = 7.35 barrels
***	The above table includes 100% of the production from domestic joint ventures

Important Notice: The production data for 2022 as listed in the above table are based on the Company’s current statistical survey, which are not audited. The Company will release its audited production data in its annual report, which may be different from, and in such cases shall replace, the above.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC
17 January 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 18, 2023